Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

July 17, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 6, 2023
File No. 333-271622

Dear Ladies and Gentlemen:

This letter sets forth the responses of Syra Health Corp., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 13, 2023 concerning the Company’s Amendment No. 2 to its Registration Statement on Form S-1 filed with the Commission on July 6, 2023 (the “Registration Statement”).

For the convenience of the Staff, each comment from the comment letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 2 to Registration Statement on Form S-1 filed July 6, 2023

Capitalization, page 31

1. Total capitalization in the Actual column is presented as ($1.4 million) instead of $1.4 million. Please revise or advise.

RESPONSE:	The total capitalization in the actual column has been revised to reflect $1.4 million.

Dilution, page 32

2. Please revise your table on page 33 to present Class A and B common stock together.

RESPONSE:	The table has been revised to present Class A and B common stock together.

Exhibit Index, page II-3

3. We note that, in your exhibit 5.1 opinion, counsel opines in paragraphs (1) and (4) that the Units and the Representative’s Units will both be validly issued, fully paid and nonassessable. Please have counsel provide a binding obligation opinion for the Units and the Representative’s Units. In the alternative, provide us with your analysis as to why such units should be treated in a similar fashion as shares of capital stock under applicable state law. Additionally, as you are registering the Representative’s unit purchase option pursuant to the filing fee table, please have counsel provide an appropriate opinion in connection with such option. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

RESPONSE:	The exhibit 5.1 opinion has been revised to provide a binding obligation opinion for the Units and the Representative’s Units and to provide an opinion with respect to the Representative’s unit purchase option.

4. We note your reference to “an option granted by the Company” in clause (i) of the opinion. This appears to refer to the Representative’s unit purchase option and not the overallotment option. Please clarify whether the additional 300,000 units that comprise the underwriter’s over-allotment option is in addition to the 2,000,000 units to be offered to public stockholders. If so, please revise your legal opinion to opine on the over-allotment option.

RESPONSE:	The exhibit 5.1 opinion has been revised to clarify the additional 300,000 units that comprise the underwriter’s over-allotment option is in addition to the 2,000,000 units to be offered to public stockholders.

If you have any questions relating to any of the foregoing, please contact Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP at (202) 747-2651.

Sincerely,

Syra Health Corp.

/s/ Deepika Vuppalanchi
By:	Deepika Vuppalanchi
Title:	Chief Executive Officer

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